                                                                    EXHIBIT 99.2


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

--------------------------------------------
NOTICE OF CHANGES IN DIRECTOR'S SHAREHOLDING
--------------------------------------------

NAME OF DIRECTOR:                                Sum Soon Lim

DATE OF NOTICE TO COMPANY:                       11/10/2002

DATE OF CHANGE OF SHAREHOLDING:                  10/10/2002

NAME OF REGISTERED HOLDER:                       Sum Soon Lim

CIRCUMSTANCE(S) GIVING RISE TO THE INTEREST:     Others
PLEASE SPECIFY DETAILS:                          Allotted shares pursuant to the
                                                 exercise of rights to subscribe
                                                 for new shares under
                                                 Chartered's rights offering.

     INFORMATION RELATING TO SHARES HELD IN THE NAME OF THE REGISTERED HOLDER:-

NO. OF SHARES WHICH ARE THE SUBJECT OF THE TRANSACTION:        155,575
% OF ISSUED SHARE CAPITAL:                                     0.0062

AMOUNT OF CONSIDERATION (EXCLUDING BROKERAGE AND
 STAMP DUTIES) PER SHARE PAID OR RECEIVED:                     S$1.00

NO. OF SHARES HELD BEFORE THE TRANSACTION:                     194,425
% OF ISSUED SHARE CAPITAL:                                     0.0078

NO. OF SHARES HELD AFTER THE TRANSACTION:                      350,000
% OF ISSUED SHARE CAPITAL:                                     0.014

     HOLDINGS OF DIRECTOR, INCLUDING DIRECT AND DEEMED INTEREST:-

                                                       DEEMED        DIRECT
                                                       ------        -------
NO. OF SHARES HELD BEFORE THE TRANSACTION:               0           194,425
% OF ISSUED SHARE CAPITAL:                               0            0.0078

NO. OF SHARES HELD AFTER THE TRANSACTION:                0           350,000
% OF ISSUED SHARE CAPITAL:                               0             0.014

TOTAL SHARES:                                            0           350,000

Submitted by Nancy Tan See Sin, Joint Company Secretary on 11/10/2002 to the SGX